May 5, 2010

VIA EDGAR

Mr. Michael F. Johnson Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-4720
Re:	CMSF Corp. (the “Registrant”) Preliminary Information Statement on Schedule 14C, Filed April 20, 2010, File No. 033-64534-LA (the “Information Statement”)
18905.38

Dear Mr. Johnson:

On April 29, 2010, you provided the Registrant with comments on the Information Statement.  On behalf of the Registrant, set forth below are the Registrant’s responses to your comments.

Comment 1.  We note your statements that the board has determined that it would be in the company’s best interest to change the company’s domicile.  Your discussion should be balanced to include any disadvantages that may be imposed on shareholders as a result of the change in law from California to Delaware and as a result of any amendments to your charter documents.

Response:  The Registrant has revised the Information Statement in response to this comment.  Please see the added language under the headings “Possible Negative Considerations” and “Authorized Stock” in the revised Information Statement.

Comment 2.  Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings.  If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions.  If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

Response:  The Registrant has revised the Information Statement in response to this comment.  Please see the added language under the heading “Authorized Stock” in the revised Information Statement.

Comment 3.  Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares.  Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.  Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

Response:  The Registrant has revised the Information Statement in response to this comment.  Please see the added language under the headings “Anti-Takeover Implications” and “Authorized Stock” in the revised Information Statement.

For your convenience, attached is a copy of the Information Statement showing all changes from the preliminary form of Information Statement previously reviewed by the SEC staff.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Information Statement, that comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the SEC for taking any action with respect to the Information Statement, and the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call me at the telephone number listed below if you have any questions or require any additional information.

Sincerely,

/s/ David H. Oden

David H. Oden

Partner
Haynes and Boone, LLP
Direct Phone Number: (972) 739-6929
Direct Fax Number: (972) 692-9029
david.oden@haynesboone.com

R-251760.1